UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 17, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company (“PEAK6”). Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a transcript of presentation by William Capuzzi and Christopher Springer, Apex’s Chief Executive Officer and Chief Financial Officer, respectively, at a conference hosted by MoffettNathanson, which is being posted on Apex’s website. Attached as Exhibit 99.2 to this Current Report on Form 8-K are the presentation materials used at the conference, which also are being posted on Apex’s website.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021 IN CONNECTION WITH ITS INITIAL PUBLIC OFFERING. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS ALSO IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM S-4 FOR THE PROPOSED TRANSACTIONS, FILED WITH THE SEC ON APRIL 8, 2021, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS FOR THE PROPOSED TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX, ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN THE REGISTRATION STATEMENT AND IN NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE AND THOSE INCLUDED IN NORTHERN STAR’S FILINGS WITH THE SEC. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Conference transcript.

99.2	Interview presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 17, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Filed under Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 333-255120

The following is a transcript of presentation by William Capuzzi and Christopher Springer, Apex’s Chief Executive Officer and Chief Financial Officer, respectively, at a conference hosted by MoffettNathanson, which is being posted on Apex’s website.

Company Name: Apex Clearing Corporation (APXF)

Event: MoffettNathanson’s 3rd Annual Payments, Processors, and IT Services Summit

Date: May 10, 2021

Lisa Ellis, Analyst, MoffettNathanson LLC

All right, terrific. Well, that was a quick switch over, time to move now to the bottom of the hour 11:30 session. This is a fireside chat now with one of my personal favorite, most exciting, new up and coming FinTech companies, actually the FinTech for FinTechs, as they will tell you, Bill Capuzzi, CEO; and Chris Springer, CFO of Apex Clearing are joining us. So first, I’ll just say, Bill, and Chris thank you. Thanks for being here.

Bill Capuzzi, Chief Executive Officer

Thanks for having us.

Christopher Springer, Chief Financial Officer

Thanks for having us.

Lisa Ellis, Analyst, MoffettNathanson LLC

Of course. And we’re going to start off actually, Bill and Chris are going to present for the first 15 minutes or so of this. Some slides to give a quick overview of Apex realizing many folks joining may be unfamiliar with the company, a picture’s worth 1000 words. So, they’re going to go through a few slides. In the meantime, guys, as usual, you can submit questions to me directly through the webcast. I’ve got them up in front of me. So, as questions come up, as you’re listening to their presentation, please do send them through. We’re going to have 10 minutes or so at the end to do some Q&A. Okay.

And with that, I’ll turn it over to Bill and Chris.

Bill Capuzzi, Chief Executive Officer

Thanks again, Lisa. Good morning, everyone. It’s a pleasure to be on. Let me start with who is Apex? Right. And Lisa gave a good introduction on the FinTech for FinTechs. That is effectively the mission of our company. So think of us as a platform, right. That provides effectively a turnkey solution and allows people to offer an investing solution very simply, securely, efficiently. The vision for the company is to be that trusted technology provider that drives kind of this next generation within the financial services industry. And the purpose, people talk about being a purpose-built company, we really are in that the purpose, the mission, the vision of the company, is to enable investing for anyone, right? Make it simple, make it easy, make it turnkey, right, and most importantly, make it for everyone. So this is not just something for high net worth, or ultra-high net worth folks, this is something for everyone.

Next slide. So, try and get through this page pretty quickly. I talked about us being the FinTech for FinTechs, and talked about us being a platform. And this sort of walks through exactly kind of who we are and what we do. So, our customers really have to answer two questions. Who do they want to target in terms of the end investor? And what do they want to offer? Right. Do they want to offer single stock? Do they want to offer cryptocurrency NFT’s? Do they want to do something more passive - options, futures, fixed income? Right. And so that combination of who and what really manifests itself in terms of that front-end.

So, you can see one of our customers it’s mentioned here, SoFi, they are purely B2C. They’re the folks that are out there, working directly with the end customers. Our job as a slide walkthrough is, we empower behind the scenes. And so it’s an API-based solution. Effectively, we take that, who and the what and we bring it for life. Account opening and funding, all of the modern paperless experiences as relates to confirms and statements and proxies. We do all of the trading across all asset classes, including cryptocurrency, we are one of the pioneers of fractional share trading. We’re providing direct indexing for smaller accounts. We do all of that digital asset movements in terms of money movements from the banking world into the investing world.

And then lastly, which is part of the core of what we do, we’re custodian. We actually custody safeguard and interface with all the depositories as the custodian of those assets. Those end customers, we’ll get into how many customers are on our books today, or what’s called fully disclosed, meaning their end customers of ours, it’s our job to custody that end client’s assets, whether it be securities, cryptocurrency cash on behalf of our customers, the SoFi, Stash as well.

So this gives a good perspective of who we actually service. And I said, we are purely B2B, we don’t do anything B2C. And historically, the focus for Apex has been in those sort of two middleboxes, at brokerage, the WeBull, the Ally, Stockpiles, MoneyLion, Etoro of the world and the Wealth-Tech: SoFi, Goldman Sachs’ Marcus, Stash, Betterment, M1, Public, LEX Markets, that is historically where effectively we have close to a monopoly in terms of sort of working with those types of customers.

As this platform, as this custodian, we continue to sort of evolve the company, largely focusing on continue to build out our advisory business, traditional advisors like Franklin Templeton, Westwood, Cambridge, and then more on the professional trading side, folks like ViewTrade, Trillium. And this, again, kind of speaks to the scalability of our business as a platform.

And then lastly, that’s on here is, we partner with the likes of Orion and Envestnet, Orbis, Tradier, Marstone, as force multipliers for us. I talked about us being largely a technology company. And what we leverage and partner with the likes of Orion is they’re providing that front office toolset, in this case, to the advisory world.

This walks through, you know, sort of the lineage of the company, right. So, we started back in 2012, as a company on effectively over the course of the last seven, eight years, it’s really been about building and offering that seamless, real time, sort of disrupting platform. So whether it be sort of starting out in terms of real time account opening, through our crypto offering that we launched in 2018, launching fractional share trading 2019. And then into 2021, things like NFTs, right, which again, being a sort of FinTech for FinTechs, just obviously makes sense for us to do things like NFT’s for our customers.

We currently stand at little over 400 employees for the company, half of which are technologists. There’s roughly 64 microservices, effectively that is all of those API’s, we offer real time. And I think the last part that’s on the slide is important, which is the deep moat around Apex, right? It’s great if they can offer technology, a technology platform. But you got to marry that with experience as it relates to how to manage collateral, how to manage treasury functions. All the byzantine rules in our industry, the SEC and FINRA, and how to manage DTCC and NSCC and that combination of great technology and lots of experience around how to manage the business, really is what creates that sort of defensible moat.

And it’s perfect to sort of segue into this, which is, it creates that flywheel, right. So effectively, as regardless of where you start on the flywheel, like there’s really high barriers to entry, right. And Lisa and I will talk part of the fireside chat is, why, what is it about Apex? Why was I attracted become Apex? It’s – there’s very few platforms that provide custody and clearing that are out there today. And those that support more of the FinTech, Wealth-Tech space, it really is just one and that’s Apex. So, you take that plus the scalability of what we do and how we do it, the really high switching costs, right to move from somebody like Apex to either trying to do it yourself, or to another custodian creates a really sort of defensible moat around the company today.

Christopher Springer, Chief Financial Officer

So thanks, Bill. So, I did want to mention that before I get started on this portion of the presentation. Our presentation will include references to non-GAAP financial metrics and reconciliations to these closest GAAP measures can be found in our earnings release dated April 28, 2021, which is available on the investor relations portion of our website.

With that out of the way, let me talk a little bit about how we generate revenue. So, our revenue levers can be broken down into two buckets: transactional and recurring. Transactional levers are reliant upon customer interaction. It generates these through things like clearing, execution, banking, and also revenue from our crypto business that Bill just spoke about. In contrast, we generate recurring revenue via the custodian of our customer assets through a variety of streams. These include interest on credit and debit balances, securities lending, account maintenance, and providing proxies amongst others.

The contribution from recurring and transactional buckets can and will vary overtime, based upon a number of factors, including interest rates, market volatility, the number of trades we process and accounts opened and as well as all the new products and services that we may roll out. The real message that we want to get across here is the importance of the continued growth in our number of investors that we service. These are the clients of our clients. As we increase accounts on the platform, revenue grows, the number of accounts drives revenue through a variety of ways, whether it be through account opening fees, account maintenance fees, clearing and execution of trades. And then these accounts start to accumulate assets. And those assets get put into things like our securities lending program. This further drives revenue. In 2021, in the first quarter, we added $19 billion in net new assets, bringing our total assets to $97 billion as of March 31, 2021.

I want to spend a little time on our Q1 results, and talking about some of the highlights that we saw in the quarter. Focusing down on the lower left hand corner in the KPI growth first, the number of accounts increased by 85% from the same period last year to over $14.4 million, sequentially, we added over 4 million accounts in Q1. And importantly, over 75% of these accounts belong to customers aged 40 and under. Extraordinary market volatility associated with certain stocks, coupled with unusually high levels of customer engagement in the first quarter, drove us to a record number of trades $235 million. That’s 70% increase above the fourth quarter, and 183% higher than our first quarter 2020. Customer account growth drives increased balances and transactions. These were the catalysts of the revenue growth for the quarter – first quarter of Apex.

Moving up to the upper right hand portion of the slide, you can see our adjusted net revenues were $102 million for the first quarter. This is up 122% from the $46 million in the first quarter of 2020. By adjusted net revenues, I mean total net revenues, less reimbursable fees, non-operating income, and also excluding the impact of interest on debt. The increase in adjusted net revenue in the first quarter was driven by growth in our clearing and execution fees, our account based fees, and our securities lending income.

And now focusing in the lower right hand corner on EBITDA, Apex defines adjusted EBITDA as net income adjusted for income tax expense, interest on debt, depreciation and amortization and excluding non-operating income and expenses. Adjusted EBITDA totaled $46 million for the first quarter, translating into a 45% adjusted operating margin. That compares to an EBITDA of $13 million and the related margin of 28% for the first quarter of 2020. This demonstrates the scalability of our financials, where additional revenue generates EBITDA at a higher incremental adjusted operating margin rate. The incremental adjusted operating margin rate was 60% for the quarter.

So, to wrap up our formal side of our presentation on the slides, I want to make a couple of points. We believe that Apex is the bellwether for the digitalization of investing. Historic momentum and the growth of our customer accounts continue to play out in the first quarter. We added more accounts in the first quarter than we did in the whole year of 2019.

Our ability to generate revenue from those accounts has grown as well with an 18% CAGR from 2018 to 2020. We believe that we are poised to continue to capitalize on the secular tailwinds that are driving the digitization of investing going forward.

And with that, that ends the prepared remarks, and I’ll turn it back to Lisa.

Lisa Ellis, Analyst, MoffettNathanson LLC

Terrific. Well, Chris, I’m not letting you off the hot seat quite yet. Apex has previously announced the intent to list on the NYSE via a merger with Northern Star Investment Corp II. So, why don’t you just give us a quick update for folks who were probably Googling in the background while you were speaking with where you are in the SPAC process?

Christopher Springer, Chief Financial Officer

Sure. Well, we filed our initial S-4 on April 9. And we just recently last week received comments back from the SEC about that. We are working through those comments at a pace where our goal is to try to get through all the comments and turn back and amended S-4 back to the government, and towards our goal of being a public company, de-SPAC’ing in the second quarter.

Lisa Ellis, Analyst, MoffettNathanson LLC

Excellent, exciting. Good. All right. And now Bill wanted to turn over to you. We just heard a bit about what Apex does. Can you just talk a bit about, you’ve been the CEO here now for about five years. Can you talk a little bit about what drew you to join Apex and what that journey has looked like?

Bill Capuzzi, Chief Executive Officer

Yes, Sure. It’s a good question. So, I’m trying – I’ll give you the cliff note version, Lisa. So, I actually tried to buy Apex from PEAK6. And I spent close to a decade at Pershing, which is in the custody business. And what I realized is that being custodian is a very scarce asset. And somebody that can actually offer it through a totally FinTech lense is kind of a unicorn. And so, I saw the bones, sort of the start of this back, when I talked to the folks at PEAK6, the principal shareholders of a company. And the reality is that I couldn’t buy it, I couldn’t get them to sell it to me, but they convinced me to join and help on the company. And like I said, I came because I knew what this could be, I knew what custodian clearing ought to be. And the focus over the last five years, and frankly, from this point forward is to continue down that path. Continue, as I talked about the mission, the vision of the company.

Lisa Ellis, Analyst, MoffettNathanson LLC

Right. And so you’ve highlighted in the presentation that your flagship product at Apex right now is enabling, investing and trading services on an outsourced or an white label basis through Apex and you (custodian), as you said, but can you talk a little bit about what your relationship then is in the back-end? Just as a clarification point with do you work directly with exchanges? Do you work through other market? How does it work exactly?

Bill Capuzzi, Chief Executive Officer

Yeah. So, we do. We work with the liquidity providers with the exchanges, with the depositories, with the regulators, right. And that’s part of the value that Apex provides, right. So the symbiotic relationship, when you think about it, let’s just take SoFi or you take a Stash, or Goldman Sachs’ Marcus, all of that stuff, right? Is sort of handled by Apex, right. So that they can focus Anthony Noto, a good friend, Anthony can focus on the end customer experience. And all that stuff behind the scenes Apex can handle for him. And for the team at SoFi worth the account opening the funding, the trading, the settling, movement of cash or securities, all of the interactions for the end customer as it relates to statements and confirms and proxy votes, will take care of all that and do it on a scalable basis and allow for our customers to really focus on that end customer experience.

Lisa Ellis, Analyst, MoffettNathanson LLC

All right. Can you talk a little bit about just the competitive landscape, Apex is clearly the market leader in this space, and as you said, very, very dominant in some of the specific verticals. But there are one or two other small players kind of doing something along the same line. So, what are the big differentiators for Apex?

Bill Capuzzi, Chief Executive Officer

So, we’ve obviously spent quite a bit of time looking at competitors. I mentioned that I came from at least one end of the spectrum. I came from Pershing a number of years ago and so you really have sort of both ends, you have the sort of traditional incumbents really don’t look anything like us. Like they’re not technology companies, they’re more sort of Pershing the Fidelity the Schwab’s that are really focused on ultra-high net worth and the advisory segment.

On the other end of the spectrum, you have folks that are out there competitively that offer some piece of that strategy that I talked about, right, oftentimes really kind of focused on the front office tools. And when we look at it from a competitive standpoint, right, again, I’ll keep harping on somebody like WeBull or Goldman Sachs’ Marcus as a customer. There really is no comparable, in terms of somebody that starts with the front-end and ends with actually custodian the asset. And I think we saw what played out in the first quarter and all of the new stocks and the congressional hearings around custody and clearing, right, I was sort of fun for me, because no one ever talks about that side of this world. But I think we saw really clearly, how important it is right to have a great custodian as your partner.

Lisa Ellis, Analyst, MoffettNathanson LLC

Okay. And along those lines, some, you’ve highlighted the roster of amazing clients that Apex has, there are those some players that have opted to build essentially a customized version of what Apex does? Like what would – yeah, what are sort of the pros and cons? Like, what would lead the player to do that? And do you expect that you’ll win them over eventually?

Bill Capuzzi, Chief Executive Officer

Yeah, I mean, look. So first, I’ll start with saying, the reason to try and do this yourself, I think, again, laid there over the last… let’s just talk about Robinhood, some of the challenges that Robinhood had, there by and large, all tied to some related to the back-end, right? Being able to or having to raise $3 billion in a weekend. It’s pretty daunting, right. And the power of Apex really provides a couple things.

Number one is, I keep saying it, which is, these front ends, right, whether it’s Goldman Sachs’ Marcus or SoFi or Stash, WeBull or M1, they’re in an arms race with each other for end customers, right. And this convergence is happening between banking, investing, investing in payments, payments and lending. And getting that front office, right and providing something holistic for the end customer. There’s a tremendous opportunity or tremendous amount of work for those firms. Having to sort of downshift and focus on building the back-end is a distraction. Right.

The second thing I’d say is talk about this sort of concept of netting, which is the neat part about using something like Apex, as it relates to capital, is that you have this natural netting effect. And what I mean by that is, let’s go back to the infamous meme stocks, right? When you have a diverse series of customers that Apex works with, what you end up with is buyers and sellers - let’s take GME, and what it does is provides the ability to net down and lower the capital needs for Apex on behalf of our customers.

And then the last part is our job is to continue to build platform, part of the platform and offer to our customers. So, for example us building out Apex Crypto, and then in the second quarter, beginning the second quarter offering Dogecoin when Coinbase wasn’t right, and Robinhood had challenges, just provides opportunities for our customers to go out, take advantage of the things that we’re building, right, and take credit for, that’s the power of the partnership, is we’re going to build these things behind the scenes. We’re going to enable our customers, and they’re going to take the victory lap in terms of offering out to the end customer.

Lisa Ellis, Analyst, MoffettNathanson LLC

All right. I’m going to switch to looking ahead, because we just have a couple minutes here before we have to wrap up, unfortunately. So describe a bit, what’s your vision for Apex. How’s Apex going to evolve over the next couple of years?

Bill Capuzzi, Chief Executive Officer

Yes, so I keep using the word, platform, Lisa, and I think it just describes what we are and where we’re going? Right. So, historically we’ve been focused on FinTech, Wealth-Tech space. We’re going to continue, why are we doing this SPAC? We’re raising money. We’re not taking any money out of the business. We’re putting it all back in. And there’s two places, broad buckets we’re looking at. One is organic. So, we’re going to continue to reinvest in our people, adding more people to build more of the platform internally, and then as a series of M&A transactions that we think are attractive to build out the platform, right.

So talked about international, right, our growth in the international space, the advisory space where we have less than 1% market share right, us getting into potentially banking or lending, kind of tangential and continue to build out the platform and make it such that like I said, our customers don’t have to build these things, but can focus on tending to the end customer.

Lisa Ellis, Analyst, MoffettNathanson LLC

All right. And to wrap up, why don’t you give us given that you will have your direct listing closed, hopefully now within the next couple of months, why don’t you close with the investor pitch for Apex?

Bill Capuzzi, Chief Executive Officer

Yeah, look, here’s what I’d say. There is, sort of – we’re a one of one. Right. When you think about comparables, and who’s offering the solution. There are no direct competitors Apex today. And Chris talked about the secular tailwinds, which are certainly playing out before our eyes. So this is not about sort of COVID, COVID stock or COVID situation, lots of the tailwinds for Apex in terms of democratization of investing, started well before 2020. And they’re just accelerating into 2021, it just a massive opportunity for this company. And again, there’s that symbiotic relationship between us and our customers where allow them to continue to focus on the end customer, or we take on all that backend work, and continue to provide products and services for them to get to that next level. That’s my story. I’m sticking to it Lisa.

Lisa Ellis, Analyst, MoffettNathanson LLC

Wonderful. Well, I imagine we are going to be hearing a lot about Apex in the coming months and years. So, thank you very much. Very excited to have you guys here at the early stages of your journey. Thanks.

Bill Capuzzi, Chief Executive Officer

Thanks to everyone.

Christopher Springer, Chief Financial Officer

Thanks everyone. Thanks for having us.

Lisa Ellis, Analyst, MoffettNathanson LLC

Thank you. Thanks a lot.

* * * * * * *

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star has filed a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge on Northern Star’s website at www.northernstaric2.com or by directing a written request to Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus, and the other relevant materials when they become available, before making any voting decision with respect to the proposed business combination because they contain and will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination also is set forth in the registration statement for the proposed business combination that Northern Star has filed with the SEC, which includes a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions.

Exhibit 99.2 May 2021Exhibit 99.2 May 2021

Disclaimer Basis of Presentation This Presentation (this “Presentation”) is provided for informational purposes only. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation or advice to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the previously announced potential business combination between Apex Fintech Solutions LLC (“Apex”) and Northern Star Investment Corp. II (“Northern Star”) and related transactions (the “Potential Business Combination”), nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No representations or warranties, express or implied are given in, or in respect of, this Presentation. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Northern Star nor Apex has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Northern Star, Apex or their respective representatives as investment, legal or tax advice. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Potential Business Combination and the projected future financial performance of Apex and Apex’s operating companies following the Potential Business Combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; and (4) anticipated client retention.These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Financial Information; Non-GAAP Financial Measures The Apex financial information and data for the fiscal years ended December 31, 2018, 2019 and 2020 included herein have been audited by RSM US LLP. Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA and Adjusted Net Revenue, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, operating income, profit before tax, net income or any other performance measures derived in accordance with GAAP. Northern Star and Apex believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Apex’s financial condition and results of operations. Apex’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. Northern Star and Apex believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Apex’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Northern Star does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Apex’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. See the footnotes on the slides where these measures are discussed and the Appendix for definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures. Important Information for Investors and Stockholders In connection with the Potential Business Combination, Northern Star has filed a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the Potential Business Combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov or by directing a written request to Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the Potential Business Combination because they will contain important information about the Potential Business Combination and the parties thereto. Participants in the Solicitation Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the Potential Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the Potential Business Combination are set forth in the registration statement on Form S-4 for the Potential Business Combination that Northern Star filed with the SEC on April 8, 2021, which includes a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. This Presentation is not a substitute for the registration statement or for any other document that Northern Star may file with the SEC in connection with the Potential Business Combination. Trademarks Northern Star and Apex own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Northern Star or Apex, or an endorsement or sponsorship by or of Northern Star or Apex. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Northern Star or Apex will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.Disclaimer Basis of Presentation This Presentation (this “Presentation”) is provided for informational purposes only. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation or advice to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the previously announced potential business combination between Apex Fintech Solutions LLC (“Apex”) and Northern Star Investment Corp. II (“Northern Star”) and related transactions (the “Potential Business Combination”), nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No representations or warranties, express or implied are given in, or in respect of, this Presentation. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Northern Star nor Apex has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Northern Star, Apex or their respective representatives as investment, legal or tax advice. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Potential Business Combination and the projected future financial performance of Apex and Apex’s operating companies following the Potential Business Combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; and (4) anticipated client retention.These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Financial Information; Non-GAAP Financial Measures The Apex financial information and data for the fiscal years ended December 31, 2018, 2019 and 2020 included herein have been audited by RSM US LLP. Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA and Adjusted Net Revenue, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, operating income, profit before tax, net income or any other performance measures derived in accordance with GAAP. Northern Star and Apex believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Apex’s financial condition and results of operations. Apex’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. Northern Star and Apex believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Apex’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Northern Star does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Apex’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. See the footnotes on the slides where these measures are discussed and the Appendix for definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures. Important Information for Investors and Stockholders In connection with the Potential Business Combination, Northern Star has filed a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the Potential Business Combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov or by directing a written request to Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the Potential Business Combination because they will contain important information about the Potential Business Combination and the parties thereto. Participants in the Solicitation Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the Potential Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the Potential Business Combination are set forth in the registration statement on Form S-4 for the Potential Business Combination that Northern Star filed with the SEC on April 8, 2021, which includes a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. This Presentation is not a substitute for the registration statement or for any other document that Northern Star may file with the SEC in connection with the Potential Business Combination. Trademarks Northern Star and Apex own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Northern Star or Apex, or an endorsement or sponsorship by or of Northern Star or Apex. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Northern Star or Apex will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Apex Fintech Solutions MISSION We are the FinTech for FinTechs VISION The trusted technology that drives modernization in the financial services industry PURPOSE Investing made easy is powered by Apex 7Apex Fintech Solutions MISSION We are the FinTech for FinTechs VISION The trusted technology that drives modernization in the financial services industry PURPOSE Investing made easy is powered by Apex 7

Our Clients Handle Investing Done Right Customer Customer Experience Acquisition Apex Empowers Instant account Trading opening and funding Wide array of asset classes Modern, paperless experience Integrated Crypto solution Fractional trading Streamlined digital asset movements Direct indexing for retail accounts Settle trades and safekeep customer assets is powered by ApexOur Clients Handle Investing Done Right Customer Customer Experience Acquisition Apex Empowers Instant account Trading opening and funding Wide array of asset classes Modern, paperless experience Integrated Crypto solution Fractional trading Streamlined digital asset movements Direct indexing for retail accounts Settle trades and safekeep customer assets is powered by Apex

Our Clients Are Innovators. We Are Their Trusted Platform For Fintech Services Business expansion for our existing clients equals growth opportunities for Apex Our data insights and experience allow us to partner with our clients and help them grow Turnkey Loyalty Turnkey Brokerage Advisory Brokerage Pro Wealth-Tech Advisory Tools Investing ToolsOur Clients Are Innovators. We Are Their Trusted Platform For Fintech Services Business expansion for our existing clients equals growth opportunities for Apex Our data insights and experience allow us to partner with our clients and help them grow Turnkey Loyalty Turnkey Brokerage Advisory Brokerage Pro Wealth-Tech Advisory Tools Investing Tools

Track Record of Driving Innovation 2020: Enters broader Advisory space 2018: Launches brokerage and crypto trading solution 2016: Launches API based rebalancing solution 2014: 2020: Introduces automated Launches Apex 2019: digital ACATs Extend Acquires ETC Clearing (Now Apex Pro) 2017: Originates first ever, real-time payments Launches fractional 2015: transaction trading Enabled foreign custody 2013: on our platform Launches all-digital account opening & funding experience Innovative Dynamic Secure 202 64 ~25 Apex employees are client facing Apex team average years of risk technology and product micro services management experienceTrack Record of Driving Innovation 2020: Enters broader Advisory space 2018: Launches brokerage and crypto trading solution 2016: Launches API based rebalancing solution 2014: 2020: Introduces automated Launches Apex 2019: digital ACATs Extend Acquires ETC Clearing (Now Apex Pro) 2017: Originates first ever, real-time payments Launches fractional 2015: transaction trading Enabled foreign custody 2013: on our platform Launches all-digital account opening & funding experience Innovative Dynamic Secure 202 64 ~25 Apex employees are client facing Apex team average years of risk technology and product micro services management experience

Natural Flywheel Accelerates Advantage Lower Cost Competitive Moat Leading Structure / Technology Instant and Products Transfer Deep Domain Knowledge and Regulatory Expertise Superior Enhanced High Barriers to Entry Customer R&D at Experience / Economies of Higher Scale Engagement Cost Structure Advantage High Switching Cost Customer Attracts New Data and Customers to Insights Platform Network Effect Increase VolumeNatural Flywheel Accelerates Advantage Lower Cost Competitive Moat Leading Structure / Technology Instant and Products Transfer Deep Domain Knowledge and Regulatory Expertise Superior Enhanced High Barriers to Entry Customer R&D at Experience / Economies of Higher Scale Engagement Cost Structure Advantage High Switching Cost Customer Attracts New Data and Customers to Insights Platform Network Effect Increase Volume

How We Generate Revenue Transactional Recurring Platform Minimums Asset-based Fees Account Opening Clearing & Execution Securities Lending Confirms and Prospectuses Funds Transfers Statements, Tax and ProxyHow We Generate Revenue Transactional Recurring Platform Minimums Asset-based Fees Account Opening Clearing & Execution Securities Lending Confirms and Prospectuses Funds Transfers Statements, Tax and Proxy

Stellar Q1 2021 Performance 1 Q1 2021 Performance Adj. Net Revenue ($ in millions) 1 • Q1 2021 Adj. Net Revenue grew 122%, increasing from $46mm in 2020 to $102mm $102 1 • Q1 2021 Adj. EBITDA grew 262%, increasing from $13mm in 2020 to $46mm $46 • These positive results are further reflected in significant improvement in KPIs, including customer accounts and trades which grew 85% and 183% respectively Q1 2020 Q1 2021 1 Adj. EBITDA KPIs Growth ($ in millions) KPI Q1 2020 Q1 2021 Growth Total Customer Accounts (000s) 7,805 14,433 85% $46 Customer Trades (000s) 183% 83,071 235,455 $13 Avg. Revenue per Account ($) $6.41 $8.05 26% Customer Credits ($mm) $6,439 $10,590 65% Q1 2020 Q1 2021 Customer Debits ($mm) $299 $1,521 409% % Margin 28% 45% 1 Please refer to appendix for reconciliations of Adj. Net Revenue and Adj. EBITDA, which are both non-GAAP financial measures. See also “Disclaimers – Non-GAAP Financial Measures” for additional information.Stellar Q1 2021 Performance 1 Q1 2021 Performance Adj. Net Revenue ($ in millions) 1 • Q1 2021 Adj. Net Revenue grew 122%, increasing from $46mm in 2020 to $102mm $102 1 • Q1 2021 Adj. EBITDA grew 262%, increasing from $13mm in 2020 to $46mm $46 • These positive results are further reflected in significant improvement in KPIs, including customer accounts and trades which grew 85% and 183% respectively Q1 2020 Q1 2021 1 Adj. EBITDA KPIs Growth ($ in millions) KPI Q1 2020 Q1 2021 Growth Total Customer Accounts (000s) 7,805 14,433 85% $46 Customer Trades (000s) 183% 83,071 235,455 $13 Avg. Revenue per Account ($) $6.41 $8.05 26% Customer Credits ($mm) $6,439 $10,590 65% Q1 2020 Q1 2021 Customer Debits ($mm) $299 $1,521 409% % Margin 28% 45% 1 Please refer to appendix for reconciliations of Adj. Net Revenue and Adj. EBITDA, which are both non-GAAP financial measures. See also “Disclaimers – Non-GAAP Financial Measures” for additional information.

Outstanding Momentum and Performance 4 million added Q1 2021 Average Revenue per Account Customer Accounts 14.4 $27 ($) (millions) $22 10.4 $19 6.7 5.9 $8 2018 2019 2020 Q1 2021 2018 2019 2020 Q1 2021Outstanding Momentum and Performance 4 million added Q1 2021 Average Revenue per Account Customer Accounts 14.4 $27 ($) (millions) $22 10.4 $19 6.7 5.9 $8 2018 2019 2020 Q1 2021 2018 2019 2020 Q1 2021

AppendixAppendix

Non-GAAP Reconciliations – Adj. Net Revenue FY 2020 Q1 2021 ($ mm) ($ mm) Total Net Revenues $359 Total Net Revenues $146 Reimbursable Fees (133) Reimbursable Fees (38) Other Non-Operating Income 1 Other Non-Operating Income (9) Interest Expense On Debt 8 Interest Expense On Debt 3 Adjusted Net Revenue $235 Adjusted Net Revenue $102Non-GAAP Reconciliations – Adj. Net Revenue FY 2020 Q1 2021 ($ mm) ($ mm) Total Net Revenues $359 Total Net Revenues $146 Reimbursable Fees (133) Reimbursable Fees (38) Other Non-Operating Income 1 Other Non-Operating Income (9) Interest Expense On Debt 8 Interest Expense On Debt 3 Adjusted Net Revenue $235 Adjusted Net Revenue $102

Non-GAAP Reconciliations – Adj. EBITDA FY 2020 Q1 2021 ($ mm) ($ mm) Net Income $50 Net Income $36 Income Tax Expense 23 Income Tax Expense 14 Interest Expense on Debt 8 Interest Expense on Debt 3 Depreciation and Amortization 2 Depreciation and Amortization 0 Other Income/Expenses 1 Other Income/Expenses (8) Adjusted EBITDA $85 Adjusted EBITDA $46Non-GAAP Reconciliations – Adj. EBITDA FY 2020 Q1 2021 ($ mm) ($ mm) Net Income $50 Net Income $36 Income Tax Expense 23 Income Tax Expense 14 Interest Expense on Debt 8 Interest Expense on Debt 3 Depreciation and Amortization 2 Depreciation and Amortization 0 Other Income/Expenses 1 Other Income/Expenses (8) Adjusted EBITDA $85 Adjusted EBITDA $46